UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 17, 2020

ARYA SCIENCES ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38688	98-1436307
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

51 Astor Place, 10th Floor New York, NY		10003
(Address of principal executive offices)		(Zip Code)

(212) 284-2300

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares included as part of the units	ARYA	The NASDAQ Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	ARYAW	The NASDAQ Stock Market LLC
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	ARYAU	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On March 17, 2020, ARYA Sciences Acquisition Corp., a Cayman Islands exempted company (“ARYA”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among ARYA, Immatics B.V., a Netherlands private limited liability company (“TopCo”), Immatics Biotechnologies GmbH, a German limited liability company (“Immatics”), Immatics Merger Sub 1, a Cayman Islands exempted company (“ARYA Merger Sub”) and Immatics Merger Sub 2, a Cayman Islands exempted company (“IB Merger Sub”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of ARYA and Immatics.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions on the closing date (collectively, the “Business Combination”):

•

The shareholders of Immatics that have agreed to participate in the transaction will exchange (the “Exchange”) their interests in Immatics for ordinary shares in the share capital of TopCo (the “TopCo Ordinary Shares”);

•

Immediately after the Exchange, the legal form of TopCo shall be changed from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap);

•

ARYA Merger Sub will merge with and into ARYA (the “First Merger”), with ARYA as the surviving company (the “First Surviving Company”) in the merger and, after giving effect to such merger, becoming a wholly owned subsidiary of TopCo;

•

In connection with the First Merger, each issued and outstanding ordinary share of ARYA will be converted into one ordinary share of the First Surviving Company, and immediately thereafter, each of the resulting ordinary shares of the First Surviving Company will be automatically exchanged for one TopCo Ordinary Share;

•

Each outstanding warrant to purchase a Class A ordinary share of ARYA will, by its terms, convert into a warrant to purchase one Topco Ordinary Share, on the same contractual terms, other than the warrants held by ARYA Sponsor (as defined below) which shall be forfeited pursuant to the Sponsor Letter Agreement (as defined below); and

•

On the first business day following the closing date of the Business Combination, the First Surviving Company will merge with and into IB Merger Sub, with IB Merger Sub as the surviving company in the merger, and each issued and outstanding First Surviving Company share will be automatically converted into one ordinary share of IB Merger Sub.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the consideration to be received by the shareholders of Immatics in connection with the transaction contemplated under the Business Combination Agreement shall be an aggregate number of TopCo Ordinary Shares equal to (a) $350,000,000 (subject to downward adjustments for certain changes in control costs as set forth in the Business Combination Agreement and assuming that all shareholders of Immatics have agreed to participate in the transaction), divided by (b) $10.00. In addition, the holders of Immatics stock appreciation rights may also be entitled to receive a portion of the transaction consideration otherwise payable to Immatics shareholders pursuant to the preceding sentence. Each ARYA shareholder will receive one TopCo Ordinary Share per ARYA ordinary share, as set forth above. Cash held in the trust account net of redemptions and the proceeds of the Private Placement (as defined below), less the transaction costs of the Business Combination, will be received by TopCo and used for general corporate purposes after the Business Combination.

Representations and Warranties; Covenants

Under the Business Combination Agreement, parties to the agreement made customary representations and warranties for transactions of this type regarding themselves. The representations and warranties made under the Business Combination Agreement shall not survive the closing of the Business Combination. In addition, the parties to the Transaction Agreement made covenants that are customary for transactions of this type.

Conditions to Each Party’s Obligations

Consummation of the transactions contemplated by the Business Combination Agreement is subject to customary conditions of the respective parties, and conditions customary to special purpose acquisition companies, including the approval of ARYA’s shareholders.

In addition, consummation of the transactions contemplated by the Business Combination Agreement is subject to other closing conditions, including, among others: (i) there has been no Company Material Adverse Effect (as defined in the Business Combination Agreement); (ii) the registration statement to be filed by TopCo has become effective; (iii) the Aggregate TopCo Transaction Proceeds (as defined in the Business Combination Agreement) shall be equal to or greater than $150,000,000; (iv) the proceeds from the Private Placement shall be equal to or greater than $100,000,000; and (v) in the case of ARYA’s obligation to close, the shareholders representing 92% of the issued and outstanding share of Immatics have agreed to participate in the transaction.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the closing of the Business Combination, including (i) by either party, if the closing of the Business Combination has not occurred by October 10, 2020, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate shall have proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement on or before such date and (ii) by either party, if ARYA’s shareholders do not approve the Business Combination at a meeting of ARYA’s shareholders. If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of willful or material breach or actual fraud.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

Sponsor Letter Agreement

Concurrent with the execution of the Business Combination Agreement, ARYA Sciences Holdings, a Cayman Islands exempted company (“ARYA Sponsor”), ARYA, TopCo and ARYA’s independent directors entered into a Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which (a) each of ARYA Sponsor and the ARYA independent directors agreed to vote in favor of the Business Combination Agreement and the transactions contemplated hereby, (b) ARYA Sponsor agreed to forfeit the warrants it purchased in a private placement in connection with the ARYA initial public offering and (c) the ARYA Sponsor and the ARYA independent directors have agreed to waive any adjustment to the conversion ratio set forth in the ARYA’s amended and restated memorandum and articles of association or any other anti-dilution or similar protection with respect to the Class B ordinary shares of ARYA held by them.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

Private Placement

Concurrently with the execution of the Business Combination Agreement, ARYA and TopCo entered into Subscription Agreements with certain investors (collectively, the “Private Placement Investors”) pursuant to which, among other things, such investors agreed to subscribe for and purchase and TopCo agreed to issue and sell to such investors, 10,415,000 TopCo Ordinary Shares (the “Private Placement Shares”), for an aggregate of $104,150,000 (the “Private Placement”) in proceeds. The closing of the Private Placement is contingent upon, among other things, the substantially concurrent consummation of the Business Combination and related transactions.

In connection with the Private Placement, TopCo will grant the Private Placement Investors certain customary registration rights. The Private Placement Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D or Regulation S promulgated thereunder without any form of general solicitation or general advertising.

The form of Subscription Agreement is attached as Exhibit 10.2 hereto.

Item 7.01	Regulation FD Disclosure.

On March 17, 2020, ARYA issued a press release announcing the execution of the Business Combination Agreement and the Private Placement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that ARYA has prepared for use in connection with the Private Placement, dated March 2020.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the proposed transactions, TopCo intends to file a Registration Statement on Form F-4, which will include a preliminary prospectus of TopCo and preliminary proxy statement of ARYA. ARYA will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors and security holders of ARYA are advised to read, when available, the proxy statement/prospectus in connection with ARYA’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the proposed transaction (and related matters) because the proxy statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to shareholders of ARYA as of a record date to be established for voting on the proposed transaction. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov or by directing a request to: ARYA Sciences Acquisition Corp., 51 Astor Place, 10th Floor, New York, NY 10003.

Participants in the Solicitation

ARYA, Immatics, TopCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of ARYA’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of ARYA’s directors and officers in ARYA’s filings with the SEC, including ARYA’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 6, 2020, and such information and names of Immatics’ directors and executive officers will also be in the Registration Statement on Form F-4 to be filed with the SEC by TopCo, which will include the proxy statement of ARYA for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between ARYA, TopCo, Immatics, ARYA Merger Sub and IB Merger Sub, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of ARYA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Arya and Immatics. These statements are subject to a number of risks and uncertainties regarding ARYA’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; applicable taxes, inflation, interest rates and the regulatory environment; the outcome of judicial proceedings to which Immatics is or may become a party; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of ARYA or Immatics for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of ARYA and Immatics; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by ARYA’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; costs related to the Business Combination; and those factors discussed in ARYA’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 6, 2020 under the heading “Risk Factors,” as updated from time to time by ARYA’s Quarterly Reports on Form 10-Q and other documents of ARYA on file with the SEC or in the proxy statement that will be filed, or to be filed, with the SEC by ARYA. There may be additional risks that ARYA presently does not know or that ARYA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide ARYA’s expectations, plans or forecasts of future events and views as of the date of this communication. ARYA anticipates that subsequent events and developments will cause ARYA’s assessments to change. However, while ARYA may elect to update these forward-looking statements at some point in the future, ARYA specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing ARYA’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Business Combination Agreement, dated as of March 17, 2020, by and among ARYA Sciences Acquisition Corp., Immatics, B.V., Immatics Biotechnologies GmbH, Immatics Merger Sub 1 and Immatics Merger Sub 2.

10.1	Sponsor Letter Agreement, dated as of March 17, 2020 by and between ARYA Sciences Acquisition Corp., ARYA Sciences Holdings, Immatics, B.V., Kevin Conroy, Todd Wider and David Hung.

10.2	Form of Subscription Agreement.

99.1	Press Release, dated March 17, 2020.

99.2	Investor Presentation, dated March 2020.

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARYA Sciences Acquisition Corp.

Date: March 17, 2020	By:	/s/ Michael Altman
Name: Michael Altman
Title: Chief Financial Officer